ATS-N/UA: Part I: Identifying Information

Identifying Information

| 2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD: | ~~LUMINEX TRADING & ANALYTICS LLC~~KEZAR TRADING, LLC |

6. Provide, if any, the website URL of the NMS Stock ATS:

https://www.kezarmarkets.com/luminex-trading/~~http://www.luminextrading.com~~

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS

| a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? |  Yes ○ No |

| If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal). | FMR Sakura Holdings LLC ("FMR Sakura") owns a minority stake in ~~Titan Parent Company~~Kezar Markets, LLC ("~~Titan~~Kezar Markets"). ~~Luminex Trading & Analytics~~Kezar Trading, LLC ("~~Luminex~~Kezar Trading" or the "Firm") is a wholly owned subsidiary of ~~Titan~~Kezar Markets and is the only operating subsidiary of ~~Titan~~Kezar Markets. Fidelity Global Brokerage Group, Inc. ("FGBG") owns a separate, smaller stake in ~~Titan~~Kezar Markets. FMR Sakura and FGBG are wholly owned subsidiaries of FMR LLC, which operates a number of businesses under the trade name Fidelity Investments ("Fidelity"). By virtue of FMR Sakura's and FGBG's stakes in ~~Titan~~Kezar Markets, both FMR Sakura and FGBG are indirect affiliates of ~~Luminex~~Kezar Trading.

Fidelity's asset management entity - Fidelity Management & Research Company ("FMR Co.") - is a Subscriber to the Luminex ATS (the "Luminex ATS" or the "System"). In that regard, FMR Co. enters trading interest and orders and executes transactions on the System and has no special access to or privileges in the System beyond what any other Luminex ATS Subscriber can have. FMR Co. is not a broker-dealer and does not have an MPID. The orders and trading interest entered by FMR Co. into the System are in an agency capacity. |

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?	⦿ Yes ○ No
c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?	○ Yes ⦿ No
d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator? If yes, respond to the request in Part III, Item 16 of this form.	⦿ Yes ○ No

Item 4: <u>Arrangements with Trading Centers</u>

| a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and | ⦿ Yes ○ No |

a Trading Center to access the NMS Stock ATS services (<u>e.g.,</u> arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?	
If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.	~~Luminex~~ Kezar Trading is the broker-dealer operator of both the Luminex ATS and the LeveL ATS. All Luminex ATS Subscribers have the opportunity to elect or "opt in" to a feature of the Luminex ATS called "LeveLUp" that would allow ~~Luminex~~Kezar Trading, as the broker-dealer operator, to route Luminex ATS Subscriber orders from ~~Luminex~~ Kezar Trading to the LeveL ATS. This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. Please see Part III Item 7(a) for a description of the LeveLUp service. ~~Luminex~~ Kezar Trading does not offer order routing to any other Trading Center besides the LeveL ATS.
b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?	 Yes ◯ No
If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.	As noted in Part II Item 4(a) and described more fully in Part III Item 7(a), Luminex ATS Subscribers can opt in to a feature called LeveLUp that would allow ~~Luminex~~Kezar Trading, the broker-dealer operator, to route Luminex ATS Subscriber orders from ~~Luminex~~ Kezar Trading to the LeveL ATS. Please see Part III Item 7(a) for a description of the LeveLUp service.

Item 5: <u>Other Products and Services</u>

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying	⦿ Yes ◯ No

orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?	
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.	The only such product or service that ~~Luminex~~ Kezar Trading offers System Subscribers is a user interface (the "Luminex UI"). While virtually all System Subscribers use an external OMS, EMS, or order router to send orders and trading interest to the Luminex ATS, the Luminex UI is offered to all Subscribers. Subscribers can manage orders and trading interest via the Luminex UI and can also monitor executions in the Luminex ATS via the Luminex UI, even if those orders or trading interest were submitted to the Luminex ATS via an OMS, EMS, or router. While the Luminex UI is made available to all Luminex Subscribers, not all Luminex Subscribers use the Luminex UI. Orders and trading interest for the Luminex ATS cannot be entered via the Luminex UI; however, Subscribers who opt in to use the Firm's LeveLUp service can route orders previously entered by the Subscriber into the Luminex ATS to the LeveL ATS via the Luminex UI. Please see Part III Item 7(a). The use of the Luminex UI provides no speed advantage versus other means of order or trading interest management. Trade advertising (symbol only) from the previous trade date ("T-1") is made available to "opt-in" Subscribers via the Luminex UI on each trade date ("T"). Please see also Part II Item 7(b). In addition, trade advertising (symbol only) from the current trade date (T) is made available to all Subscribers via the Luminex UI unless a Subscriber opts out of receiving such advertising. Subscribers may contact Luminex ATS Sales either via phone or electronically to opt out of this real-time advertising.
b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?	 ● Yes ○ No
c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting,	● Yes ○ No

disseminating, or displaying orders or trading interest in the NMS Stock ATS?	
If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.	Fidelity offers a routing tool to institutional customers called Fidelity Service Bureau ("FSB"), which is operated by a non-broker-dealer Fidelity entity. Certain System Subscribers' traders, including but not limited to those of FMR Co., use FSB to route orders and trading interest to the System for handling and execution. As it does with other order entry systems, ~~Luminex~~ Kezar Trading pays FSB a monthly fee for connectivity of the Subscribers and traders that use FSB to access the System. The Firm understands that FSB was not designed specifically for use with the System and can be used to reach other venues or trading destinations in addition to the System. ~~Luminex~~ Kezar Trading is not a party to any agreements between Subscribers and FSB, and users of FSB are not treated any differently in the Luminex ATS than non-users of FSB. Please see Part III Item 5(c).
d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?	◯ Yes ◉ No
If no, identify and explain any differences.	~~Luminex~~ Kezar Trading is unaware of the terms and conditions of the use of FSB for any particular Subscriber. ~~Luminex~~ Kezar Trading pays the Fidelity unit that provides the FSB service several types of fees on a monthly basis. One monthly fee is based on the rate the Luminex Subscriber pays to ~~Luminex~~ Kezar Trading per executed share. These types of fees can vary by Subscriber and are not capped. Another monthly fee is a flat rate per Subscriber FSB connection to the System. For this fee, after the number of Subscribers reaches a certain threshold, Fidelity caps the total fee paid by ~~Luminex~~ Kezar Trading at a maximum amount per month, regardless of how many additional traders use FSB. Some Subscribers add FSB costs to the commissions paid to ~~Luminex~~ Kezar Trading at their discretion. ~~Luminex~~ Kezar Trading does not enter orders or trading interest into the Luminex ATS, via FSB or otherwise.

Item 6: <u>Activities of Service Providers</u>

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	 Yes ○ No

| If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services. | ~~Luminex~~ Kezar Trading is the operator of the Luminex ATS. In addition to providing technology support and development for the Luminex ATS, certain staff from ~~Titan~~Kezar Markets, ~~Luminex's~~ Kezar Trading's parent, also provide technology support and development in connection with the operation of the LeveL ATS. In that regard, these staff have access to confidential trading information for both the LeveL ATS and the Luminex ATS.

Personnel in ~~Titan's~~ Kezar Markets' technology and operations departments who are responsible for the technology development and day-to-day operation of the LeveL ATS and the Luminex ATS (collectively "Technology and Operations Personnel"), including technology, maintenance support, and regulatory reporting services, may have access to confidential trading information on the LeveL ATS and on the Luminex ATS. This includes information regarding open trading interest and recent execution and cancellation information. As described more fully in Item 7(d), members of ~~Luminex~~ Kezar Trading Compliance and Legal staff, who support both the LeveL ATS and the Luminex ATS, may obtain access to confidential trading information of both ATSs to respond to regulatory inquiries, among other responsibilities.

Pursuant to a fully-disclosed clearing agreement between ~~Luminex~~ Kezar Trading and National Financial Services LLC ("NFS"), a Fidelity-related entity, NFS clears and settles all transactions executed on the System. Please see Part III Item 22. Additionally, NFS maintains a proprietary account on behalf of ~~Luminex~~ Kezar Trading and provides ~~Luminex~~ Kezar Trading order-routing and execution services. This account is solely used by ~~Luminex~~ Kezar Trading to effect proprietary transactions in connection with bona fide errors and occasional and infrequent accommodations. All such proprietary transactions are effected on market centers other than the System.

~~Luminex~~ Kezar Trading is an indirect affiliate of Nasdaq, Inc. ("Nasdaq") and its subsidiaries (collectively with Nasdaq, excluding Luminex, the "Nasdaq Entities") by virtue of Nasdaq's investment stake in ~~Titan~~Kezar Markets, Kezar Trading~~Luminex~~'s parent. While ~~Luminex~~ Kezar Trading is an affiliate of Nasdaq, no employee of any Nasdaq entity ("Nasdaq Personnel") is involved in the operation of the Luminex ATS. Further, no employee of ~~Luminex~~ Kezar Trading is separately an employee of any Nasdaq Entity, nor is any employee of ~~Luminex~~ Kezar Trading involved in the operation of any national securities exchanges operated by a |

	Nasdaq Entity (the "Nasdaq Securities Exchanges"). As noted below, Nasdaq services the operations of the FINRA/Nasdaq TRF Carteret, and the Nasdaq Securities Exchanges are participants in the committees that operate each Securities Information Processor ("SIP") feed. ~~Luminex~~ Kezar Trading reports transactions effected on the Luminex ATS to the FINRA/Nasdaq TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected on the Luminex ATS.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	◉ Yes ○ No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	Data center facilities are leased from Equinix Inc. in Secaucus, NJ (NY4). The Firm licenses a FIX engine from Itiviti Group AB (f/k/a CameronTec Group). The FIX engine provides connectivity with Subscribers' order-originating systems and transformation of FIX messages to/from internal data structures. The System receives market data from Options-IT (see also Part III Item 23 below), a vendor that handles market data feeds from various market data providers and is also the Firm's managed security services provider. Please see Part III Item 11 for more information on the operations of the System. All transactions effected on the Luminex ATS are reported to the FINRA/Nasdaq TRF Carteret. See Part III Item 21 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	◉ Yes ○ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS	FMR Co., a Fidelity subsidiary and an affiliate of NFS (which clears and settles trades effected on the System), is a System Subscriber. NFS does not use the Luminex ATS, nor does any other service provider.

services that the service provider or its Affiliates use.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

 ● Yes ○ No

Item 7: <u>Protection of Confidential Trading Information</u>

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

~~Luminex~~ Kezar Trading deems client-specific trading interest, order, and trade data to be "Confidential Trading Information" in the context of this question. Pursuant to SEC Rule 301(b)(10) and other regulatory requirements, ~~Luminex~~ Kezar Trading has critical physical and logical access controls to reasonably ensure that access to Confidential Trading Information of Subscribers is appropriately restricted to only those who need such access to support the System. The controls and related restrictions apply to ~~Luminex~~ Kezar Trading or Kezar Markets~~Titan~~ employees that support the System (collectively, "Technology and Operations Personnel"). With respect to physical access controls, ~~Luminex~~ Kezar Trading offices are locked at all times and are inaccessible to the public at all times. ~~Luminex~~ Kezar Trading maintains three offices: its corporate headquarters (the "Main Office") in Boston, Massachusetts which houses certain ~~Luminex~~ Kezar Trading management and staff that support the LeveL ATS; a second Boston office (the "Luminex ATS office") which houses certain other ~~Luminex~~ Kezar Trading management and staff that support the Luminex ATS; and, an office in Charleston, South Carolina (the "Charleston office") that houses ~~Luminex~~ Kezar Markets employees in technical roles, including Technology and Operations Personnel that support both the Luminex ATS and the LeveL ATS. Access to the ~~Luminex~~ Kezar Trading office spaces is permitted for ~~Luminex~~ Kezar Trading or Kezar Markets employees and a limited number of building management, building security, and other related staff. While ~~Luminex~~ Kezar Trading management may have access to enter any ~~Luminex~~ Kezar Trading office, ~~Luminex~~ Kezar Trading employees that only support the Luminex ATS do not have access to the Main Office or the Charleston office. Similarly, ~~Luminex~~ Kezar Trading employees that only support the LeveL ATS do not have access to the Luminex ATS office where Luminex ATS-supporting employees work. Physical access is controlled via enabled swipe cards, which must be approved by the ~~Luminex~~ Kezar Trading Chief Information Security Officer (CISO) or an approved delegate. The Luminex CISO regularly reviews reports to determine who accessed ~~Luminex~~ Kezar Trading space to ensure that the documented access to ~~Luminex~~ Kezar Trading office space was limited to authorized individuals and also regularly reviews the list of persons authorized to have access to the Firm's office space in order to reasonably ensure that only appropriate persons have access to the Firm's office space. The data center that supports the System is also equipped with multiple levels of security in order to reasonably ensure that access is limited to appropriately authorized individuals. It is important to note that even though a person may have physical access to ~~Luminex~~ Kezar Trading office space, access to Confidential Trading Information is strictly controlled through the processes described immediately below.

~~Luminex~~ Kezar Trading uses a privileged access system as an access control with respect to ~~Luminex~~ Kezar Trading systems, applications, and accounts and any Confidential Trading Information contained therein. Such information with respect to the Luminex ATS is maintained on separate servers and in separate databases from such information with respect to the LeveL ATS. The privileged access system for the Luminex ATS is managed on the Firm's behalf by its information security vendor, Options-IT (formerly Fixnetix Ltd.). Please see the Form ATS-N for the LeveL ATS for a description of the applicable controls and procedures for that system.

Options-IT enables and disables accounts for applicable Technology and Operations Personnel solely based upon instruction from the Luminex CISO or approved delegate. In addition, even those granted access can only access the information needed to perform their specific job functions. Access and entitlements are generally assigned to particular access groups, and thus access to Confidential Trading Information is limited to those groups that perform support functions that require access to systems that may contain Subscriber Confidential Trading Information. Please see Part II Item 7(d). Those not in such groups do not have access to Confidential Trading Information. ~~Luminex~~ Kezar Trading performs a periodic review of all Technology and Operations Personnel with access to systems containing Confidential Trading Information to ensure that access to systems that may contain Subscriber Confidential Trading Information is strictly limited to only those Technology and Operations Personnel who need it in order to perform their job functions. As described in Part II Item 6(a), certain Technology and Operations Personnel have access to Confidential Trading Information for both the Luminex ATS and the LeveL ATS. ~~Luminex~~ Kezar Trading policy prohibits personnel with access to Subscriber Confidential Trading Information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operations of the Luminex ATS or its compliance with applicable rules and regulations. Specifically, Technology and Operations Personnel as well as Legal and Compliance staff are prohibited from using confidential trading information from the Luminex ATS in any way relating to their support and operations of the LeveL ATS. ~~Luminex~~ Kezar Trading policy prohibits Technology and Operations Personnel and Legal and Compliance staff from sharing Luminex ATS Subscriber Confidential Trading Information with other ~~Luminex~~ Kezar Trading personnel or Nasdaq Personnel.

~~Luminex~~ Kezar Trading has engaged its cybersecurity vendor, Options-IT, to perform regular vulnerability scanning and penetration testing assessments as part of the Firm's efforts to appropriately safeguard client Confidential Trading Information on the Luminex ATS. Among other protections, the Firm employs firewall and intrusion prevention and detection systems to further protect such Confidential Trading Information.

~~Luminex~~ Kezar Trading also utilizes several data loss prevention measures in an effort to reasonably ensure that Confidential Trading Information is not inappropriately taken from Luminex systems. These measures include the blocking of ~~Luminex~~ Kezar

<u>Trading or Kezar Markets</u> employee access to on-line file sharing sites (including, but not limited to, Dropbox and other similar sites) and the disabling of write capabilities of USB drives on ~~Luminex~~ PCs and laptops so that Confidential Trading Information may not be copied onto portable storage devices. The ~~Luminex~~ <u>Kezar Trading</u> CISO may permit the temporary availability of a file sharing site to enable ~~Luminex~~ <u>Kezar Trading</u> operations staff to provide a specific Subscriber with application-related files, after which the file sharing site is once again blocked from availability. The Firm blocks access to social media sites from web browsers on Firm PCs and laptops, and the Firm also blocks access to internet-based webmail programs. In addition, ~~Luminex~~ <u>Kezar Trading</u> captures and monitors all employee electronic communications through Firm accounts to reasonably ensure that employees are not inappropriately transmitting Confidential Trading Information outside of the Firm via email, text message, or other means of Firm-provided electronic communication. Electronic communications via Firm accounts are regularly reviewed by Compliance and management to ensure compliance with Firm policies. Firm employees are regularly trained on appropriate treatment of Confidential Trading Information, and related policies and procedures are also contained in the Firm's Written Supervisory Procedures document, which is required to be read and attested to by all Firm employees twice annually.

In addition, Technology and Operations Personnel are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of System Subscribers. ~~Luminex~~ <u>Kezar Trading</u> does not have any individual or retail customer accounts, including employee accounts. As such, ~~Luminex~~ <u>Kezar Trading</u> employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the ~~Luminex~~ <u>Kezar Trading</u> Chief Compliance Officer (CCO). ~~Luminex~~ <u>Kezar Trading</u> employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements are required to be provided to Compliance for all ~~Luminex~~ <u>Kezar Trading or Kezar Markets</u> employee-related accounts held outside the Firm. ~~Luminex~~ <u>Kezar Trading</u> Compliance reviews all employee trade confirmations and account statements received for indications of potential misuse of Subscriber Confidential Trading Information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. ~~Luminex~~ <u>Kezar Trading and Kezar Markets</u> employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy.

AFFILIATION WITH NASDAQ

Nasdaq owns a minority stake in ~~Luminex's~~ <u>Kezar Trading's</u> parent company, ~~Titan~~<u>Kezar Markets</u>. ~~Luminex~~ <u>Kezar Trading</u> and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public confidential trading information between ~~Luminex~~ <u>Kezar Trading</u> and the Nasdaq Entities (including, for clarity, the sharing of Luminex ATS Subscriber Confidential Trading Information with any Nasdaq Entity, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with ~~Luminex~~<u>Kezar Trading</u>). Further, ~~Luminex~~ <u>Kezar Trading</u> personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the Luminex ATS

	and the Nasdaq Securities Exchanges.
	The Nasdaq Securities Exchanges and the Luminex ATS utilize wholly separate technology and systems. Nasdaq Personnel do not have access to Luminex ATS systems, and ~~Luminex~~ Kezar Trading personnel do not have access to the systems used in the operation of the Nasdaq Securities Exchanges. ~~Luminex~~ Kezar Trading does not share any office space with any Nasdaq Entity. ~~Luminex~~ Kezar Trading policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing ~~Luminex~~ Kezar Trading premises and systems, and from obtaining order, execution and other system data relating to Luminex's ATS operations.
b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	 Yes ○ No
If yes, explain how and under what conditions.	While Subscribers are able to do so, ~~Luminex~~ Kezar Trading is unaware of such consent being sought or given, aside from information provided to entities such as custody banks, prime brokers, or other entities related to clearance and settlement of transactions. Confidential Trading Information is kept confidential (meaning, in this specific case, not disclosed outside the Firm to anyone who is not otherwise supporting the System) up until the time the transaction is cleared and settled, which involves NFS, ~~Luminex's~~ Kezar Trading's clearing firm for the Luminex ATS, and the other external parties referenced immediately above. For example, on trade date, a Subscriber will submit instructions electronically designating to which subaccount shares purchased or sold through the Subscriber's master trading account should be allocated, designating that specific share amounts from the block execution be settled in specific subaccounts (typically in the name of mutual funds or similar funds on whose behalf the Subscriber is purchasing or selling securities). Depending on the method of clearance and settlement, details of the share purchase or sale will be made available to NFS and to other entities involved in the clearance and settlement of the Subscriber's transaction. Please see Part III Item 22 below. Any other consents to the disclosure of its own Confidential Trading Information must be made in writing, including but not limited to email, to Luminex ATS Sales or other appropriate ~~Luminex~~ Kezar Trading employees. On a next day basis (meaning, on the trade date after the previous trade date), ~~Luminex~~ Kezar Trading informs "opt-in" Subscribers of the securities that traded in the System on the prior trading day. In this context, "opt-in" means a Subscriber who wishes to receive these notifications, which are displayed in the Luminex UI. In exchange for being able to view these notifications in the Luminex UI, an "opt-in" Subscriber must be willing to allow the securities that they traded in the System to be included in

the notifications. For example, if two "opt-in" Subscribers matched and executed a trade in the System in security "XYZ," then XYZ would be listed in the trade advertisement that is displayed to "opt-in" Subscribers the following trading day. If an "opt-in" Subscriber matched and executed a trade in the System with a "non-opt-in" Subscriber in XYZ, then XYZ would not be listed in the trade advertisement that is displayed to "opt-in" Subscribers the following trading day, unless there was a separate transaction in that same security involving two "opt-in" Subscribers. The parties associated with any trade in the System are not identified in any of these trade advertisements, nor are the specific terms and conditions of any transaction. The trade advertisements solely list the securities that traded in the System, provided that both parties to the transaction or transactions in that security were "opt-in" Subscribers. "Opt-in" participation in the trade advertising program is at the broader Subscriber level and not at the trader level. This means that if a Subscriber opts in to trade advertisements, then no trades by any of its traders could be excluded from the trade advertisements if an "opt-in" Subscriber was on the other side of that transaction. As noted in Part II, Item 5, trade advertising (symbol only) from the current trade date ("T") is made available to all Subscribers via the Luminex UI unless a Subscriber opts out of receiving such advertising. Subscribers may contact Luminex ATS Sales either via phone or electronically to opt out of this real-time advertising.

As with the next day trade advertising, for a symbol to be advertised via the real-time advertising on T, the System must have had an execution in that symbol on T between two opt-in Subscribers. If a Subscriber opts out of receiving real-time trade advertising, then that Subscriber's trades are not included among those which may be subject to real-time trade advertising.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	 ● Yes ○ No
If yes, explain how and under what conditions.	To the extent that a Subscriber provides such consent, which as noted in Part II Item 7(b) above must be provided in writing, such consent could similarly be withdrawn, again in writing.
d. Provide a summary of the roles and responsibilities of any Persons that have	As noted in Part II Item 7(b) above, certain Technology and Operations Personnel (who also support the LeveL ATS), due to their involvement in operating the Luminex ATS, have the ability to directly access and view open order interest in the Luminex ATS. This includes (i) personnel who support the ATS's network operations, (ii) personnel who support the ATS's software

access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

development, and (iii) members of Luminex ATS's operations support desk who provide "customer support" services.

Technology and Operations Personnel involved in operating the Luminex ATS may access both live order information and execution data across Subscribers, including the identity of the Subscriber that submitted an order and the parties to a transaction. Such Technology and Operations Personnel may also support the LeveL ATS, as further discussed at Part II Item 6 above.

Members of ~~Luminex's~~ Kezar Trading's Compliance and Legal departments that support both the Luminex ATS and the LeveL ATS may review Subscriber Confidential Trading Information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues.

As described in Part II Item 7(a) above, access to systems, servers, and databases that may contain Confidential Trading Information is reviewed on a regular basis to ensure that access is limited to only those who require such access to perform their jobs and is removed promptly when no longer needed.

~~Luminex~~ Kezar Trading employees that support the Luminex ATS have access to certain real-time Subscriber information via an internal tool called the Sales Dashboard. As described below, the information available on the Sales Dashboard includes, on a pre-match basis, the Subscriber and trader who entered an order or trading interest into the System, the price (for limit orders) and size of such order, and the time the order was entered. For all Sales Dashboard users other than the Luminex ATS Operations team, on a pre-match basis the tickers or stock symbols associated with live orders or trading interest in the System are masked in order to protect the confidential nature of such information. Other terms and conditions of the order or trading interest available on the Sales Dashboard include the entered Top Quantity, the entered MinQ and AutoEx, if applicable, whether the order or trading interest was to buy, to sell, or sell short, the market capitalization segment of the security (Large Cap, Mid Cap, or Small Cap), which sector the security belongs to (e.g., Healthcare, Utilities, etc.), and various System individual security and aggregate trading statistics. A significant amount of the information available in the Sales Dashboard is not Confidential Trading Information but is instead non-Subscriber-specific or non-security-specific System data. Once a match occurs in the System, the real symbol relating to that match becomes available in order to allow the Luminex ATS Sales team to respond to trader inquiries with respect to the match, to contact traders who may have fallen down on a match (See Part III Item 13), and to provide similar post-match trader support functions. The Sales Dashboard also includes post-match information including the executed quantity and execution price for those matches that result in an execution in the System. The ~~Luminex~~ Kezar Trading CCO, who supports both the Luminex ATS and the LeveL ATS, has similar access to post-match Subscriber information in order to respond to regulatory inquiries as necessary. Other ~~Luminex~~ Kezar Trading staff that support the Luminex ATS have access to the Sales Dashboard for the purpose of monitoring the overall activity in the System. As described in Part II Item 7(a) above, all ~~Luminex~~ Kezar Trading and Kezar Markets employees that support the System are subject to appropriate confidentiality commitments and to restrictive employee trading policies in order to reasonably protect Subscriber Confidential Trading Information from potential misuse.

ATS-N/UA: Part III: Manner of Operations

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?	○ Yes ● No
b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?	● Yes ○ No
If yes, list and provide a summary of the conditions.	The Luminex ATS is a buy-side (asset management) focused ATS. In that regard, ~~Luminex~~ Kezar Trading admits as Subscribers buy-side asset management institutions that trade NMS equity securities. A typical profile of an asset management Luminex ATS Subscriber would include entities that trade NMS equity securities, often in block size, and that generally do not engage in short-term (such as intraday) trading in the same security. ~~Luminex~~ Kezar Trading also admits certain broker-dealers as Subscribers, as described below. ~~Luminex~~ Kezar Trading only admits as Subscribers broker-dealers who are either (i) trading on behalf of existing Luminex ATS buy-side Subscribers ("sponsored access"), (ii) Transition Management brokers, (iii) Outsourced Trading brokers, or (iv) Broker-Dealer Routers. For clarity, a broker-dealer Subscriber may access the ATS in multiple capacities (that is, for example, a Transition Management broker may also submit orders via a broker-dealer router). Transition Management: ~~Luminex~~ Kezar Trading may admit as a Subscriber a broker-dealer that submits orders or trading interest relating to Transition Management services (the "Transition Management Brokers"). "Transition Management" generally refers to the process of an entity (such as a pension fund) "transitioning" from one investment manager to another, for example, which may require the liquidation of one portfolio of securities and the acquisition of another portfolio of securities. These Transition Management Brokers must attest to ~~Luminex~~ Kezar Trading upon becoming a Subscriber that any orders or trading interest entered into the System by the Transition Management Brokers represents orders or trading interest from Transition Management clients of those brokers and not from any other desk or business lines of those brokers. Sponsored Access: ~~Luminex~~ Kezar Trading also admits broker-dealers as Subscribers that are designated by a Luminex ATS buy-side Subscriber as a "sponsor" for orders or trading interest entered by the existing Luminex ATS buy-side Subscriber. In such

"sponsored access" cases, Luminex ATS buy-side Subscribers can, via the Luminex ATS UI, select an admitted broker-dealer as their "sponsor" on an order-by-order basis and have any resulting transaction credited and cleared and settled via that selected broker-dealer. Orders or trading interest relating to these sponsored access arrangements are entered by the Luminex ATS buy-side Subscriber and such orders or trading interest are attributed to the Trader ID associated with the buy-side Subscriber's trader that entered such orders or trading interest for tiering (see Part III Item 13) or other applicable purposes.

Outsourced Trading: In addition, ~~Luminex~~ Kezar Trading admits as Subscribers broker-dealers that perform so-called "outsourced trading" services for other entities ("Outsourced Trading Brokers"). "Outsourced Trading" generally refers to the practice of investment entities retaining third parties to perform trading services on their behalf, often seeking to leverage the size and scale of the typically larger Outsourced Trading Brokers.

Broker-dealer Routers: Admitted broker-dealers may also enter orders or trading interest to the Luminex ATS directly on behalf of either (i) existing Luminex ATS buy-side Subscribers or (ii) buy-side institutions that are not separately Luminex ATS Subscribers and who utilize the services of Outsourced Trading brokers. All broker-dealer Subscribers who are entering orders or trading interest on behalf of buy-side institutions must agree to disclose to ~~Luminex~~ Kezar Trading the underlying buy-side institution on all orders and trading interest submitted to the Luminex ATS (whether or not such buy-side institution is separately a Luminex ATS Subscriber.)

Any Nasdaq Entity is not eligible to become a Subscriber to the Luminex ATS.

Prospective Subscribers must comply with Firm and regulatory due diligence and account documentation requirements before being approved as a Subscriber. For buy-side Subscribers, these due diligence requirements generally include the satisfactory completion of a written Subscriber Agreement, the submission of a U.S. Internal Revenue Service ("IRS") Form W-9 or equivalent, written Subscriber requests on preferences for the receipt of paper account statements (if applicable), a written Prime Brokerage Clearance Services Agreement (if applicable), the satisfactory completion of an Office of Foreign Asset Control ("OFAC") review, and other customer identification requirements such as the receipt and review of the Subscriber's Form ADV (if applicable) and verification of other information of the Subscriber, such as its authorized contact persons and authorized traders. Prospective broker-dealer Subscribers must complete a new account form, provide all required supporting documentation (e.g., formation documents, Form BD), submit an account application listing key management and beneficial owners, and execute a Subscriber Agreement and any other relevant agreement applicable to the services provided to that client.

~~Luminex~~ Kezar Trading does not admit natural persons as Subscribers to the Luminex ATS. ~~Luminex~~Kezar Trading, in its sole discretion, may restrict a prospective Subscriber from accessing the Luminex ATS due to legal, credit, or other concerns including, without limitation, a suspension or expulsion from an SRO, credit risk, existence of regulatory settlements, and negative news reports relating to the prospective Subscriber.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	 Yes ⦿ No
If no, identify and describe any differences.	The differences in the admission requirements are described in Item 2b above and are due to the distinctions between buy-side Subscribers and broker-dealer Subscribers. Buy-side Subscribers may be required to submit a current Form ADV, for example, whereas such documentation would not be applicable to broker-dealer Subscribers. Similarly, broker-dealer Subscribers would have to be members in good standing with an SRO, while this requirement is not applicable to buy-side Subscribers. Please see Item 2b above for a description of the requirements for both buy-side Subscribers and broker-dealer Subscribers.
d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?	⦿ Yes  No

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could	Firm Orders - In a Firm Order context (see below), a Subscriber must designate an "auto-execution" quantity associated with each Firm Order entered into the System ("AutoEx Quantity"). The minimum AutoEx Quantity is the System minimum trade size of 5,000 shares. A "Firm Order" is a fully executable order that can execute in full at the entered AutoEx Quantity upon a match in the System if the contra side order is another Firm Order or if the contra side Subscriber firms up on a Conditional. For Firm Orders, Subscribers may specify a minimum quantity at which they are willing to trade ("MinQ") on an order-by-order basis, which must be equal or greater than 5,000 shares. For Firm Orders, MinQ specifies the minimum AutoEx Quantity with which a Subscriber will interact and does not allow for the aggregation of contra-side orders to satisfy an order's MinQ requirement. For example, an order with a MinQ of 21,000 shares would not interact with three 7,000 share Firm Orders. An order's MinQ cannot exceed the order's AutoEx Quantity. All unexecuted orders may be cancelled prior to matching (as discussed below) by timely submission to the System of cancellation instructions. Conditionals - A "Conditional" is a representation of potential trading interest by a Subscriber in a particular security. Upon a match in the System, an invitation is sent to a Subscriber that entered a Conditional subject to a match for that Subscriber to "firm-up" the Conditional with a specific share amount at which the Subscriber would be willing to trade. Subscribers who enter

lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

Conditionals are presented with the opportunity to trade but not an obligation to do so, as such Subscribers may either actively decline the invitation or allow the invitation to "time out" following the end of the Negotiation Period as defined herein. The minimum trade size for Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade Market Access limits established by ~~Luminex~~ Kezar Trading pursuant to SEC Rule 15c3-5 (the "Market Access Rule"). Such limits in this specific case include overall share size limits in relation to a security's average daily volume, total order notional size limits (meaning, the share volume of the order multiplied by the current price of the security), and the notional size of the order in relation to the Subscriber's overall gross notional limit set by the Firm for each Subscriber. There is no AutoEx for Conditionals. Subscribers that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order with which the Conditional would be willing to potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Subscriber who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Subscriber enters a MinQ on a Conditional and elects to firm-up (as explained below), the Subscriber must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Conditional with a very large MinQ to probe whether there is an equally large order or Conditional on the contra side to potentially match against. If that large Conditional matches a similarly sized contra side order or Conditional, the Subscriber entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Subscriber without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum size for the MinQ for Firm Orders and Conditionals. The maximum MinQ is set at 25,000 shares. Any change to the maximum MinQ will be disclosed in writing to Subscribers in advance of such change. For a Conditional, the entire quantity entered by the Subscriber is conditional, which gives the Subscriber the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Subscriber who enters a Conditional may still decline an invitation to trade even if the contra side order's Top Quantity exceeds the MinQ of the Conditional.

Subscribers entering Conditionals may use limit prices, entered either via the Subscriber's OMS, EMS, or third-party or broker-dealer router or via the Luminex UI after the Conditional has been entered by the Subscriber on the Luminex ATS. Upon a match, the System will recall the entered limit price and route that limit price with the Subscriber's firm-up (if any) to the Luminex ATS. Any limit price entered by the Subscriber via the Luminex UI cannot violate a limit that the Subscriber entered for that Conditional via its OMS, EMS, or third-party or broker-dealer router.

Order Types - All orders or trading interest entered into the System are pegged, for order matching purposes, to the midpoint of the national best bid or offer ("NBBO") with the reference price calculation excluding (i) any manual quotations that have crossed the market and (ii) the quotations of any automated trading center with respect to which the Firm has declared self-help. A Subscriber may designate a limit price for each order or Conditional. Orders and Conditionals may only have a time-in-force of Day. All orders are either executed in the System or cancelled.

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

LeveLUp - All Luminex ATS Subscribers can elect or "opt in" to a service called "LeveLUp" that would allow the Subscriber to be able to direct that orders (in whole or in part) be routed by ~~Luminex~~Kezar Trading, as broker-dealer operator, from the Luminex ATS to the LeveL ATS. The handling of such routed orders will be governed by the rules and policies of the LeveL ATS once the order is entered into the LeveL ATS. While the LeveL ATS makes all of its features available to all LeveL ATS Subscribers, not all LeveL ATS features will be available to Luminex ATS Subscribers. Please see the LeveL ATS Form ATS-N for a full description of all LeveL ATS rules and policies. What follows is a description of the features and order parameters of the LeveL ATS that ~~Luminex~~ Kezar Trading will offer to Luminex ATS Subscribers that opt in to the LeveLUp feature.

~~Luminex~~ Kezar Trading will offer LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS Subscriber orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as external market makers. Luminex Subscribers will also be able to request to interact with or not interact with specific LeveL ATS counterparties by submitting requests in writing to the Luminex ATS Sales team. While the LeveL ATS accepts Day, "Good Til Time," and "Immediate or Cancel" orders, ~~Luminex~~ Kezar Trading will only support Day orders for LeveLUp during the initial roll-out of the service.

Conditionals or Firm Orders can be used by Luminex ATS Subscribers as part of the LeveLUp functionality. Subscribers can set system parameters such that all of their Firm Orders or Conditionals sent to Luminex would be immediately routed in full as Firm Orders (all orders sent by ~~Luminex~~ Kezar Trading as broker-dealer operator to the LeveL ATS are Firm Orders) to the LeveL ATS without interacting with the Luminex ATS, be routed to the LeveL ATS after resting first at Luminex (Conditionals only) for a configurable time period if the order does not receive an execution on the Luminex ATS, or be routed to the LeveL ATS following a partial execution at the Luminex ATS. Subscribers may also select orders for routing to the LeveL ATS on an order-by-order basis, the parameters for which are all determined by the Subscriber on each order. This functionality involves the routing of a Firm Order to the LeveL ATS with certain criteria selected by the Subscriber. If the Subscriber chooses to have their Conditionals rest on the Luminex ATS before being routed by ~~Luminex~~ Kezar Trading to the LeveL ATS, the Subscriber can set a "LeveLUp Wait Time," which is the amount of time that a Conditional will rest at the Luminex ATS before a Firm Order will be sent by ~~Luminex~~ Kezar Trading to the LeveL ATS. Subscribers can also set a share amount or a quantity percentage amount of their Firm Order or Conditional to be routed to the LeveL ATS. ~~Luminex~~ Kezar Trading will select the lesser of the two quantities if both are selected. Subscribers can select a minimum required quantity for executions of their orders on the LeveL ATS, can set a limit, select a LeveL ATS order type (primary peg, midpoint peg, or market peg), and a "reload after completion" time which is a configurable period of time after a Subscriber execution on the LeveL ATS before the system will request more shares from the Subscriber's resting Firm Order or Conditional on the Luminex ATS (if any) to be routed to the LeveL ATS. If at least 5,000 shares remain resting at the Luminex ATS relating to an order routed to the LeveL ATS, Subscribers who receive a match on the resting shares at the Luminex ATS will have the ability to firm up for the total unexecuted quantities at both venues relating to that Subscriber's original Firm Order or Conditional. If the leaves quantity on a LeveLUp order following an execution is less than the Subscriber's entered minimum quantity, the Subscriber's minimum quantity will be reduced to match the leaves quantity.

Subscribers may cancel their LeveLUp orders via their OMS, EMS, or router or via the Luminex UI. ~~Luminex~~ Kezar Trading would only cancel the Subscriber's order that had been routed to the LeveL ATS if required to do so, either because the Subscriber wishes to include the shares in a firm-up on the Luminex ATS or if the Subscriber's OMS or EMS requires it. All functionality must be requested by an Authorized Contact at the Subscriber to the Luminex ATS Sales department.

~~Luminex~~ Kezar Trading, in its capacity as a broker-dealer and the broker-dealer operator of the Luminex ATS, is the Subscriber to the LeveL ATS for the purposes of LeveLUp and the Luminex ATS Subscriber is not. At the LeveL ATS, LeveLUp orders must be Firm Orders and not Conditionals. LeveLUp orders intended to rest first on the Luminex ATS must be for 5,000 shares or more, the Luminex ATS minimum order size. (See Part III Item 8 below.) If a Subscriber opts in for this functionality, LeveLUp orders intended to be routed directly through ~~Luminex~~ Kezar Trading to the LeveL ATS can be for less than 5,000 shares and must comply with the LeveL order size requirements. If a Luminex ATS Subscriber receives a LeveLUp-related execution in the Luminex ATS which leaves less than 5,000 shares on the Subscriber's order, ~~Luminex~~ Kezar Trading can still route that order to the LeveL ATS even though it is for less than the Luminex ATS system minimum. Luminex ATS Subscribers interested in this "clean-up" functionality are required to elect to enable this feature and the Luminex ATS Subscriber's OMS or EMS must be configured to re-send orders or trading interest to the Luminex ATS if the quantity falls below the Luminex ATS minimum order size of 5,000 shares. In addition, so long as a LeveLUp participant has a Conditional of 5,000 shares or more resting on the Luminex ATS in addition to an order routed through to the LeveL ATS, that Subscriber will be able to size up on a match at the Luminex ATS to the total shares represented for that Subscriber in both venues.

This LeveLUp order routing arrangement is not reciprocal; the LeveL ATS cannot route orders from its customers to the Luminex ATS. The use or non-use of LeveLUp itself by any Luminex ATS Subscriber has no impact on the order priority or execution logic within the Luminex ATS. There are certain cases where certain LeveLUp activity could impact related order priority within the Luminex ATS. For example, a Luminex ATS Subscriber may, prior to ~~Luminex~~ Kezar Trading sending a Firm LeveLUp order, reduce the quantity of a parent Conditional with the Luminex ATS by the intended quantity of the Firm LeveLUp order via cancel/replace functionality. In that case, the new "replace" Conditional on the Luminex ATS would have a new lower priority rank than the original Conditional. Similarly, if a Subscriber cancels a Firm Order that had been routed by ~~Luminex~~ Kezar Trading to the LeveL ATS and cancel/replaces the original Conditional on the Luminex ATS back to its original quantity, that new "replace" Conditional on the Luminex ATS would also have a new lower priority rank than the original Conditional. This rank adjustment occurs with cancel/replace functionality whether the Luminex ATS Subscriber uses LeveLUp or not. LeveLUp-related execution reports are sent from the LeveL ATS back to ~~Luminex~~ Kezar Trading for clearance and settlement pursuant to normal ~~Luminex~~ Kezar Trading processes.

Modifications - Firm Orders may be modified while resting on the System via cancel/replace, but not during the Negotiation Period, as defined below. For Conditionals that receive a match, the System allows the Subscriber to firm up the same shares as, more shares than, or fewer shares than the original Conditional submission at the Subscriber's option. Subscribers that use the Luminex UI can only increase the quantity up to the maximum quantity associated with the Conditional. Subscribers that do not use the Luminex UI and access the System via other means such as third-party or broker-dealer routers are able to respond to invitations up to whatever quantity they have available in the front end that they use, regardless of the original quantity that was entered on the Conditional. The Conditional quantity may only be reduced below the System minimum of 5,000 shares if the Subscriber has opted in to the "clean-up" feature of LeveLUp, as described below, but may not be reduced below 5,000 shares during the Negotiation Period. For these "opt-in" Subscribers, such below-5,000 share modifications will be routed to the LeveL ATS for handling. For all other Subscribers, reducing the share quantity to less than the 5,000 share System minimum (or the Subscriber's selected MinQ) will result in a rejection. In addition, if a Conditional is entered with a limit, that limit price may be modified following a match.

Order Priority - Assuming orders and trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher AutoEx Quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3)Top Quantity (between two Conditionals), and (4) time of order entry or entry of the trading interest. Orders or Conditionals that are subject to a cancel/replace lose their priority in the System, with the "replace" being treated as a new order or Conditional for prioritization purposes. The functionality for Subscribers' traders to enter Firm Orders is enabled in all OMS/EMS or routers that are integrated with/connected to the System. The functionality for Conditionals has been made available to all Subscribers but not all Subscribers use the Conditional functionality. Please see also Part III Item 9.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

 Yes ○ No

Item 9: <u>Conditional Orders and Indications of Interest</u>

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

 Yes ○ No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Conditionals - A "Conditional" is an indication of trading interest that is not a Firm Order. The minimum trade size for a Conditionals is also 5,000 shares, and there is no maximum quantity, although each order is bound by applicable pre-trade limits established by ~~Luminex~~ Kezar Trading pursuant to SEC Rule 15c3-5. There is no AutoEx for Conditionals. Subscribers that enter a Conditional may also enter a MinQ, which specifies the minimum size of a contra-side order against which the Conditional could potentially trade. The MinQ for Conditionals must be greater than 5,000 shares. A Subscriber who enters a Conditional with a MinQ will not be presented with invitations to trade against contra-side orders with a Top Quantity that is less than the MinQ of the Conditional. If a Subscriber enters a MinQ on a Conditional and elects to "firm-up," the Subscriber must firm-up for at least the MinQ amount. Potential information leakage could occur if a Subscriber enters a Conditional with a very large MinQ to probe whether there is an equally large order on the contra side to potentially match against. If that large Conditional matches a similarly sized contra-side order, the Subscriber entering the Conditional (as described below) could decline a match and thus learn of large trading interest by another Subscriber without having had to effect a transaction in the System. In order to reasonably prevent such information leakage, the System caps the maximum order size for the MinQ for Firm Orders and Conditionals. The maximum MinQ is set at 25,000. Any change to the maximum MinQ will be disclosed in writing to Subscribers in advance of such change. For a Conditional, the entire quantity entered by the Subscriber is conditional, which gives the Subscriber the option, but not the obligation, to trade following a match of eligible orders or trading interest and the receipt of an invitation to trade. As described more fully below, a Subscriber who enters a Conditional may still decline an invitation to trade even if the contra-side order's Top Quantity exceeds the MinQ of the Conditional.

There are no differences in how Conditionals are entered versus Firm Orders except for the requirement to enter an AutoEx quantity for a Firm Order, which is not applicable to Conditionals. Conditionals may be submitted via the Subscriber's OMS or EMS (whether a vendor system or a proprietary OMS or EMS) or via a third party service provider or broker-dealer router. Upon a match with a potential contra-side order (which could be Conditional or Firm Order), an invitation to firm up the Conditional is sent to the Subscriber who entered the Conditional. The trader who entered the Conditional has the ability to either decline the opportunity to trade, to firm up the Conditional for some quantity limited to the Top Quantity entered with the Conditional, or allow the invitation to expire. To firm up following an invitation to trade, a trader specifies the amount of shares that the trader is willing to trade relating to that specific match. No additional terms or conditions are entered in a firm-up. In addition, no information about the potential contra-side order or trading interest is provided other than the fact that one exists. Potential order and trading interest interaction scenarios are described in the response to Part III Item 11(c) and examples are also outlined in the attachment relating to Part III Item 11(c). If the trader who entered the Conditional elects to firm up and trade, an execution will occur at a price determined by the System and at the lower of the two submitted quantities submitted by both sides to the match. Please see also Part III Item 7. Once firm-up invitations are sent to a trader following a match in the System, the trader has twenty (20) seconds to respond to the firm-up invitation, with the exception of end of day order interaction processes described in Part III Item 11(c).

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 11: <u>Trading Services, Facilities and Rules</u>

a. Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.	The Luminex ATS is a crossing system utilized by its Subscribers, who are large buy-side asset management institutional investors, broker-dealers who enter orders or trading interest on behalf of such buy-side Subscribers, Outsourced Trading Brokers, and Transition Management Brokers. Only such Subscribers may enter orders or trading interest and execute orders on the System. Subscribers may enter Firm Orders or Conditionals as defined in Part III Items 7 and 9, at the Subscriber's option and as permitted by the functionality of the means used by the Subscriber to enter orders or trading interest into the System. All NMS Stocks are eligible to trade in the System. Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) the higher AutoEx Quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest.
b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?	● Yes ○ No
c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest,	Assuming orders or trading interest are marketable, the System prioritizes orders and trading interest based on the following factors, in the following order: (1) AutoEx Quantity (between two Firm Orders), (2) Firm Orders over Conditionals, (3) Top Quantity (between two Conditionals), and (4) time of order entry or entry of trading interest. There are no order type restrictions following a stoppage of trading in a security during regular trading hours.

Order Interaction - It is possible for any of the supported order or trading interest types - Firm Orders and Conditionals - to interact with each other, as described more fully in the attached chart. In the scenarios described in the chart, the actions of the |

and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

buyer who enters a particular order or trading interest type with various characteristics are mapped against the seller who enters a particular order or trading interest type with various characteristics. The scenarios assume both sides are marketable and show what the result would be if the buyer and seller took particular actions. A helpful way to read the chart, for each scenario, is, "Assume the buyer entered an order or trading interest of this type, for this size, at this price, and matched against a seller who entered an order or trading interest of this type, for this size, and at this price. If the buyer and/or seller responded to the match in this way or these ways, here is the expected result." Where at least one side of a match is a Conditional, an invitation to trade is sent to that Subscriber (a "Firm-Up Request"). Note that "SSR" in the chart refers to short sale restriction. (Please see the Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" below.)

Auto Execution - Where there are two marketable orders in the same security on opposite sides, the orders will match. Firm Orders that match will execute immediately at the midpoint of the National Best Bid or Offer (NBBO) at the time of the match, with the execution size being the smaller of the two orders' AutoEx Quantities ("Auto Execution"). A Firm Order can match and execute against another Firm Order until 15:59:59.

Negotiation - Firm-Ups - In the absence of an Auto Execution, orders can enter negotiation after matches that include a Conditional. Subscribers that enter Conditionals and receive a match are sent Firm-Up Requests. For matches that occur in the System up until 15:59:37, Subscribers that receive invitations to negotiate are given 20 seconds in which to determine whether, and for what quantity, to firm-up. The Subscriber(s) will be given the option to firm-up to their Top Quantity, regardless of the contra-side's Top Quantity. A Conditional's Firm-Up Quantity equals the number of shares, if any, of the Conditional s Top Quantity that the Subscriber elects to make available for execution in response to a Firm-Up Request. As noted, where a Conditional has a MinQ, a Subscriber may not firm-up for an amount less than the Conditional's MinQ. Upon an invitation to size-up or firm-up, a trader solely enters a share quantity and no other terms or conditions. Once submitted, a Firm-Up Quantity cannot be modified or cancelled. During the Negotiation Period, which is the time period that a Subscriber has to determine whether to firm-up, the Subscriber's order cannot match with another order. Additionally, neither party may cancel or modify its order once the initial match has occurred and the parties are in negotiation. Any cancellation requests will pend or queue in the System and will be processed once the negotiation has concluded. Execution size is determined upon the earlier of (a) the last required Subscriber's election to firm-up, or (b) 20 seconds from the time of the initial match (i.e., the Negotiation Period for all trades other than at the very end of the trading day). The size of the execution will be (1) in the event only one Subscriber was asked to firm-up, the lesser of that order's Firm-Up Quantity and the AutoEx Quantity of the contra-side order and (2) in the event both Subscribers are asked to firm-up, the smaller of the Firm-Up Quantity elected. Execution price will be based on a decaying weighted average of the midpoints of the NBBO (based upon the Securities Information Processor ("SIP") feed for such security) observed each second of the Negotiation Period, starting at the time of the initial match, plus the two seconds immediately thereafter, where each midpoint price receives half the weight of the prior midpoint price (the "Derived Price"). The Derived Price will be rounded to the nearest halfpenny, subject to any constraints associated with an order's terms and conditions. In the event the Derived Price is worse than a Subscriber's limit price (the Exceeded Limit Price), the match between a Firm Order and another Firm Order will be limited to the lesser of the two orders' AutoEx Quantities at the Exceeded Limit Price. If one party to a match had entered a Conditional, or if both parties to a match had entered a Conditional, then an execution would not occur in the System if either party's limit price would be breached by the Derived Price of a transaction. See Part III Item 8(e) above for Mixed Lot Processing.

Auto Firm-Up - Subscribers have the ability to enter a quantity in the Luminex UI up to the Top Quantity of an existing Subscriber order which will instruct the System, upon a match, to automatically firm up that Subscriber's order via this Auto Firm-Up (AFU) feature. In the event of one or more partial fills (executions for less than the Top Quantity), the AFU quantity will be decremented by each execution amount until the remaining order size is less than 5,000 shares, the System minimum order size. At such time, the AFU election will be dropped or disabled. If there is an execution for the full AFU quantity, subsequent matches would operate via the standard (non-AFU) Luminex ATS rules. Orders using AFU are required to have a limit price, either entered via FIX message to the Luminex ATS or entered by the Subscriber manually via the Luminex UI.

Order Interaction during an Exchange Act Rule 201 Short Sale "Circuit Breaker" - When an Exchange declares a short sale "circuit breaker" pursuant to Exchange Act Rule 201, trading centers, with limited exceptions, are prohibited from executing short sales at a price that is equal to or below the national best bid. The "circuit breaker" restrictions generally remain in place on the day the "circuit breaker" is declared and for the entire following trading day. As noted, where both the seller and buyer have entered marketable Firm Orders and match, the System will immediately execute the transaction at the NBBO midpoint, as discussed herein. During a Rule 201 "circuit breaker," if the seller has entered a Firm Order or a Conditional to sell short that matches against a Conditional, the System may execute that order if the Derived Price of the transaction following the Negotiation Period is determined to be above the national best bid, in conformance with SEC Rule 201. If the Derived Price is determined to be at or below the national best bid, there will be no execution. Similarly, in these scenarios, the System will also check the Derived Price against the seller's limit price (if any), and if the Derived Price would violate the seller's limit price, there will be no execution.

End of Session Order Interaction - The order interaction protocols described above apply until 15:59:37. Until this time, negotiations can last for up to twenty seconds, and executions occur approximately two seconds following the conclusion of the negotiation. Because the System requires approximately two seconds to effect trades following a negotiation, the System requires that all negotiations end by 15:59:57. Between 15:59:37 and 15:59:57, the System will permit Negotiation Periods of less than twenty seconds, the duration of which will be the maximum amount of time remaining in the trading day up to 15:59:57. The shortest permissible Negotiation Period during this window is three seconds. For example, if a match occurs at 15:59:40, negotiations may continue for up to seventeen seconds (i.e., the maximum amount of time remaining until 15:59:57). Similarly, if a match occurs at 15:59:50, negotiations may continue for up to seven seconds (i.e., the maximum amount of time remaining until 15:59:57). If a match occurs at 15:59:54, negotiations may continue for up to three seconds (i.e., the maximum amount of time remaining until 15:59:57). Orders may not enter into a negotiation after 15:59:54. Conditionals that do not receive a match by 15:59:54 or that are received by the System after 15:59:54 cannot execute before the close of trading. The truncated Negotiation Periods near the close of trading allow Subscribers the opportunity to execute transactions that might not otherwise be possible if the System only permitted a Negotiation Period of twenty seconds. In the event of a shortened trading day, such as a holiday, the same protocols would apply during the last 23 seconds of the shortened trading day.

Multiple buyers and sellers are not permitted in the same execution, and thus allocation does not apply in this context. ~~Luminex~~ Kezar Trading considers the results of its pricing calculation to be price improvement for both buyer and seller given that it is either the midpoint of the NBBO or at a price derived from a series of NBBO midpoints as described above.

Errors or Accommodations - In the event of a System error, such as an execution at a price based upon outdated or erroneous market data, ~~Luminex~~ Kezar Trading would contact the Subscriber who may have been disadvantaged through the error to ask if the Subscriber wishes to have its execution priced at the corrected price as determined by the Firm using updated market data. If the Subscriber states, either orally or in writing, that it wishes to have the corrected execution price, ~~Luminex~~ Kezar Trading would adjust the price on that Subscriber's execution, assuming the money difference in the Firm's Error account. If the disadvantaged Subscriber determines and notifies the Firm orally or in writing that it does not want the erroneous execution at all, even if adjusted to the correct price, and the contra-side to the execution did not want to bust the trade, then the Firm would assume the Subscriber position resulting from error and would trade out of that position outside of the ATS by sending an order to its clearing firm for handling and execution. The Firm does not execute any principal orders in the System. The Firm also may, in limited circumstances and in its sole discretion, grant accommodations to Subscribers due to unusual execution scenarios that impact a Subscriber but are not the result of a System error. For example, a Subscriber may receive an execution in the System in a mixed lot and may prefer an execution in a round lot. In such a case, if requested by a Subscriber orally or in writing, the Firm may elect to fill the remaining shares that would create a round lot execution for the Subscriber. The Firm would price those remaining shares at the same price as the mixed lot execution in the System, and the Firm would send an order to its clearing firm for handling and execution to cover the shares needed to fill the odd lot portion of the Subscriber order. The Firm maintains separate Error and Facilitation accounts for handling these respective scenarios.

The System time stamps all phases of the order and trading interest life cycle and does so in nanoseconds.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Item 13: <u>Segmentation; Notice</u>

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g. segmented by type of participant, order size, duration, source, or nature of trading activity)?	⦿ Yes ◯ No
If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.	Since implementation of Conditional functionality, ~~Luminex~~ Kezar Trading has been educating Subscribers and their traders on its expectations regarding how traders should conduct their trading on the Luminex ATS (e.g., discouraging fall downs, which occur when a trader is presented with a match and either actively declines the opportunity to trade or allows the invitation to timeout without accepting the opportunity to trade). The Firm appreciates that there are legitimate reasons why a trader would fall down or decline the opportunity to trade when presented with a match on any venue. For example, the trader may have previously traded that same NMS stock on another venue and he or she may perhaps no longer be interested in buying or selling more of that stock. Or, perhaps the price of the security in question moved in a direction that makes purchasing or selling the security less optimal for the trader. However, repeated patterns of falling down in response to numerous trading invitations can cause frustration and negative experiences for those with the contra side of those matches. Thus, the Firm monitors and polices fall downs in order to try to keep fall downs to a minimum and thus improve the trading experience for all Subscribers.

In order to encourage the preferred manner of trading for which the Luminex ATS was designed and that its Subscribers expect, ~~Luminex~~ Kezar Trading offers traders that have exhibited the most beneficial trading patterns (e.g., traders who consistently firm-up Conditionals or who enter Firm Orders) the ability to avoid trading with traders that exhibit the least beneficial trading patterns (e.g., traders who frequently fall down when presented with matching opportunities). ~~Luminex~~ Kezar Trading accomplishes this by tiering its Subscribers' traders based on those traders' individual trading activities. The Firm's analysis of traders' trading behaviors (as indicated by fall down rates for Conditionals and by the entry of Firm Orders) focuses on activity at the individual Trader ID level, as a Subscriber may have multiple traders each with separate access (and perhaps multiple access points) to the ATS under a distinct Trader ID.

The Firm's tiering system consists of three tiers: Tier 1, Tier 2, and Tier 3. Tier 1 consists of traders who firm up 66% or more of the time on potential matches presented to them. And because Firm Orders contain a committed portion of that order that will trade upon consummation of a match, with no option to decline to trade, each entered Firm Order is the equivalent of a firm-up on a Conditional for the purposes of assessing trader behavior in the pool because these order types represents a willingness to trade upon a match in the System. Tier 3 consists of traders who firm up less than 33% of the time on potential matches presented to them. Tier 2 consists of all other traders. |

Traders in Tier 1 are able, at their election, to avoid potential matches with traders in Tier 3. Traders may make this election at any time, including when they are in Tier 2 or Tier 3. However, the election will only become effective once the trader achieves a Tier 1 status. Traders may reverse that election at any time by notifying the Firm, and Luminex will implement that change as soon as practicable. The Firm has provided notice to all Subscribers and traders of relevant details regarding the tiering program (e.g., the criteria used to determine and move between tiers) prior to the implementation of the tiering program and will continue to provide notice in advance of any changes to the tiering program. Subscribers and traders may elect to receive notice of any changes to the placement of a Subscriber's traders in a tier that would impact their matching opportunities.

Tier calculations are performed weekly as of the close of business each Friday (or Thursday, in the event of a Friday market holiday). The calculation is based upon a week's worth of matches, with a minimum of twenty matches. If there are fewer than twenty matches for the week, the Firm will look back for the last twenty matches in the last (rolling) three months (meaning, the three prior consecutive calendar months preceding that weeks analysis date). In the event there are not twenty matches in the last (rolling) three months, the Firm will evaluate as many matches as possible but no fewer than ten matches. Any trader with fewer than ten matches will be in Tier 2. Tier placements are effective on the first trading day of the following week (Mondays, unless a particular Monday is a market holiday, in which case the tier placements would be effective on the Tuesday after the analysis is conducted).

Tier 1 "Opt-In" traders will match with all traders except those in Tier 3. Tier 2 traders and "non-Opt-In" traders in Tier 1 will match with all traders. Tier 3 traders will match with all traders except the Tier 1 "Opt-In" traders.

For traders with more than one method of entering orders onto the System (e.g., third party OMS/EMS or third party service bureau or broker-dealer router - see Part III, Item 5), that trader's trading behavior on each method is judged independently of the other for tier calculation purposes. Thus, if Trader A's activity via an OMS qualified Trader A for Tier 1 status but Trader A's activity via a service bureau router was deemed to be of Tier 3 status, Trader A could "opt-in" to avoid matches with Tier 3 traders, but that election would only apply to the potential matches that resulted from Trader A's use of his or her OMS and not to any potential matches that resulted from Trader A's use of the service bureau router. Similarly, if Trader B was in Tier 1 and opted in to avoid matching against Tier 3 traders, that Trader B could be presented with potential matches against orders entered by Trader A's OMS but would not be presented with matches against orders entered by Trader A's service bureau router.

The Firm has no requirement that any trader or set percentage of traders be in any particular tier. Consequently, it is possible that if there are no traders exhibiting less beneficial trading practices, there would be no traders in Tier 3. All new traders will begin in Tier 2. While there is no "appeal" process with respect to a trader's tier placement, ~~Luminex~~ Kezar Trading retains the right to assign a Subscriber's traders to a different tier if in the Firm's judgment that tier is more appropriate based on factors such as those traders' broader histories on the Luminex ATS platform.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No
c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	○ Yes ◉ No
d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?	◉ Yes ○ No
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	~~Luminex~~ Kezar Trading discloses a trader's tier to that trader and his or her firm only, on the Luminex ATS trading application User Interface and otherwise upon request of the Subscriber or trader. A Subscriber's traders' tier is not disclosed to any other Subscriber or to other traders.
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 16: <u>Routing</u>

a. Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?	◉ Yes ○ No
b. If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?	◉ Yes ○ No
If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (<u>e.g.</u>, at the discretion of the Broker-Dealer Operator).	As discussed above (see Part II Item 4 and Part III Item 7), Luminex ATS Subscribers who opt in to the Firm's LeveLUp feature may have orders routed by ~~Luminex~~ Kezar Trading to the LeveL ATS but only upon instruction by the Luminex ATS Subscriber. ~~Luminex~~ Kezar Trading does not have discretion to route any Luminex ATS Subscriber order to the LeveL ATS.

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.</u>, subscription, connectivity), the structure of the fees (<u>e.g.</u>, fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.</u>, types of securities	~~Luminex's~~ Kezar Trading's ~~base~~ execution rate for the Luminex ATS ~~is~~ ranges from a low of ~~50 mills ($0.005) per executed share. Nearly all active Subscribers (those who regularly submit orders or trading interest to the ATS) pay the base execution rate, although execution rates are negotiated between Luminex and the relevant Subscriber and may be impacted by a number of factors, including connectivity or integration costs and the type of order flow from the particular Subscriber (i.e., Subscribers with more automated or electronic order flow and/or lower connectivity costs may pay a lower rate than Subscribers with less automated order flow or higher connectivity costs). The lowest rate for any Subscriber is~~ 25 mills ($0.0025) per executed share to a high of ~~. The highest rate for any Subscriber is~~ 160 mills ($0.016) per executed share. Certain Subscribers pay commissions in "basis points," ranging from a low of one (1) basis point to a high of four (4) basis points. Each basis point equates to one

traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).	hundredth of one percent of the notional value of the transaction. Execution rates are negotiated between Kezar Trading and the relevant Subscriber and may be impacted by a number of factors, including connectivity or integration costs and the type of order flow from the particular Subscriber (i.e., Subscribers with more automated or electronic order flow and/or lower connectivity costs may pay a lower rate than Subscribers with less automated order flow or higher connectivity costs).
	Depending on the provider, ~~Luminex~~ Kezar Trading may "pass through" certain fees that it is charged by certain service bureau routers or OMS and EMS entities. These pass-through fees are fully disclosed to the applicable Subscribers and typically range from a high of 15 mills ($0.0015) to a low of zero mills per executed share. In certain instances, these vendors may charge ~~Luminex~~ Kezar Trading more than 15 mills and thus a pass through fee charged to a Subscriber that uses that router, OMS, or EMS may exceed 15 mills. In some cases, Subscribers may elect to pay a rate higher than the base execution rate, and they can also apply additional commission as part of a Commission Sharing Arrangement ("CSA") in conformance with Section 28(e) of the Securities Exchange Act of 1934. This amount above the base commission rate to be attributed to the CSA program is determined solely by the Subscriber, pursuant to a written agreement with ~~Luminex~~Kezar Trading.
	The fees paid by Luminex ATS Subscribers for orders executed via LeveLUp, as described in Part III Item 7(a), will be the same that such Subscribers pay for executions on the Luminex ATS. ~~Luminex~~ Kezar Trading will pay a fee of 5 mills per executed share to the LeveL ATS for facilitating transactions involving orders routed to it via LeveLUp.
b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	Not applicable.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b),	Not applicable.

including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Item 20: <u>Suspension of Trading</u>

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

In the event that the Firm determines that it does not have a reliable SIP feed for the pricing of orders in the System, the Firm will halt executions on the System until such time that it determines the System has access to a reliable SIP feed. Any open negotiations involving any order types will be cancelled, and any orders in the relevant securities will be cancelled and returned to the entering Subscriber. Such orders or trading interest would need to be re-entered by the Subscriber following the resumption of trading in the respective securities. Please see Part III Item 11. The System ceases executing orders at 4:00 p.m. or such earlier time designated by the New York Stock Exchange in the event of an early close. Additionally, the System may not accept orders or trading interest if there are system issues or market disruptions that warrant a cessation of trading. The System also halts trading pursuant to regulatory halts declared by U.S. national securities exchanges, FINRA, and, if applicable, the SEC.

As noted in Part II Item 6(b), the System's primary servers are located in the NY4 data center in Secaucus, NJ. The System has intrasite redundancy on separate servers in NY4 in the event the System's primary servers become unavailable. In the event that the primary and back-up servers become unavailable, the System will suspend trading and cease operations until such time as its servers resume normal functionality.

Pursuant to SEC Rule 301(b)(5), an ATS is required to comply with the Fair Access requirements of SEC Rule 301(b)(5)(ii) if the ATS achieves certain trading thresholds in any individual NMS stock during at least four of the preceding six calendar months. Although it is likely that ~~Luminex~~ Kezar Trading would not be required to comply with those Fair Access requirements in any event in light of factors referenced in SEC Rule 301(b)(5)(iii), even if it met the four out of six months trading threshold, ~~Luminex~~ the Firm nevertheless will cease accepting orders or trading interest in any NMS stock for at least one calendar month and thus would not permit or facilitate any executions in any such stock for that time period in the event the ATS met the referenced trading thresholds in that stock in three of the preceding five months. Once this period of time elapses that would prevent ~~Luminex~~ Kezar Trading from meeting the four out of six months trading threshold, ~~Luminex~~ the Firm will resume allowing orders or trading interest to be submitted to the ATS in that NMS stock and would permit executions in that NMS stock pursuant to the executions methodologies described herein.

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ◯ No

Item 21: <u>Trade Reporting</u>

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.	~~Luminex~~ Kezar Trading reports its transactions immediately upon execution to the FINRA/Nasdaq Carteret Trade Reporting Facility ("Carteret TRF"). In the event that the Carteret TRF is unavailable, ~~Luminex~~ the Firm will report its transactions to the FINRA/Nasdaq Chicago TRF ("Chicago TRF").
b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ◯ No

Item 22: <u>Clearance and Settlement</u>

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (<u>e.g.,</u> whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or	The System electronically creates and timestamps a record of each order or trading interest receipt, execution, modification, and cancellation. The record indicates the security, direction, size and order type as well as the identity of the entering Subscriber. When a transaction is executed by the System, the System transmits the execution information to ~~Luminex's~~ Kezar Trading's back-office system and notifies the parties to the trade of the execution. All transactions executed on the System except for sponsored access- and broker-dealer-router-related transactions are cleared and settled via NSCC and DTC by NFS pursuant to a fully-disclosed clearing arrangement between ~~Luminex~~ Kezar Trading and NFS. A Luminex ATS buy-side Subscriber settles a transaction in the System against ~~Luminex~~ Kezar Trading via its clearing firm (NFS) and not against the other Subscriber that is a party to the match. The identity of one party to a transaction in the System is never identified to the other side of that transaction in the System. Upon instructions received from a buy-side Subscriber, transactions in the System may also be cleared and settled

whether it requires Subscribers to have arrangements with a clearing firm).	via prime brokerage arrangements, via the Subscriber's custody bank, or via other settlement instructions provided to the Firm by the Subscriber. All transactions involving sponsored access broker-dealers or relating to broker-dealer-routed orders (that is, all broker-dealer-related transactions that are not Transition Management or Outsourced Trading-related transactions) clear and settle in the following manner. For such broker-dealers that clear through NFS, such transactions are cleared and settled via NSCC and DTC by NFS. For such broker-dealers that do not clear through NFS, transactions involving such broker-dealers are submitted on behalf of both ~~Luminex~~ Kezar Trading and the broker-dealer to NSCC via an NSCC QSR (Qualified Service Representative) Agreement or a Nasdaq AGU (Automated Confirmation Transaction (ACT) Give Up) Agreement.
b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?	 Yes ○ No

Exhibit 1

Direct Owners/Executive Officers

Organization CRD Number: 171752   **Organization Name:** ~~LUMINEX TRADING & ANALYTICS LLC~~

<u>**KEZAR TRADING, LLC**</u>

Organization SEC Number: 8-69476   **Applicant Name:** ~~LUMINEX TRADING & ANALYTICS LLC~~

<u>**KEZAR TRADING, LLC**</u>

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
STUPAY, MICHAEL ELLIOT	Individual	FINOP,PRINCIPAL OPERATIONS OFFICER, PRINCIPAL FINANCIAL OFFICER	03/2022	Less than 5%	N	N	2287906
~~TITAN PARENT COMPANY, LLC~~ <u>KEZAR MARKETS, LLC</u>	Domestic Entity	OWNER	03/2022	75% or more	Y	N	20-1926812
MIELE, STEPHEN R	Individual	CHIEF STRATEGY OFFICER	03/2022	Less than 5%	N	N	2645590
CONARY, NEIL WHITNEY	Individual	CEO	03/2022	Less than 5%	Y	N	1060818

DOLAN, JAMES CHRISTOPHER	Individual	CHIEF COMPLIANCE OFFICER	09/2015	Less than 5%	Y	N	[3219968](#)
HAGEN, DAVID WALTER	Individual	CHIEF PRODUCT OFFICER	03/2022	Less than 5%	N	N	[2101752](#)
LINARES, JOHN FITZGERALD	Individual	GENERAL COUNSEL, CORPORATE SECRETARY	03/2022	Less than 5%	N	N	[3104547](#)

Exhibit 2
Organization Indirect Owners

Organization CRD Number: 171752   **Organization Name:** ~~LUMINEX TRADING & ANALYTICS LLC~~

                                                     KEZAR TRADING, LLC

Organization SEC Number: 8-69476   **Applicant Name:** ~~LUMINEX TRADING & ANALYTICS LLC~~

                                                     KEZAR TRADING, LLC

No IA Record

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
FMR, LLC	Domestic Entity	~~TITAN PARENT COMPANY, LLC~~ KEZAR MARKETS, LLC THROUGH FMR SAKURA HOLDINGS, INC./FIDELITY GLOBAL BROKERAGE GROUP, INC.	SHAREHOLDER	03/2022	25% but less than 50%	Y	N	04-3532603
NASDAQ, INC.	Domestic Entity	~~TITAN PARENT COMPANY~~ KEZAR MARKETS, LLC	SHAREHOLDER	03/2022	25% but less than 50%	Y	Y	52-1165937

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